EXHIBIT 12.2

McMoRAN EXPLORATION CO.

PRO FORMA COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

Pro Forma Computation of Ratio of Earnings

to Fixed Charges:

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002
Income (loss) from continuing (a)	$(15,548)	$18,982	$10,744
ADD:
Provision for income taxes	1	7	7
Interest expense	3,902	4,443	8,504
Rental expense factor (b)	37	-	-
Earnings available for fixed charges	$(11,608)	$23,432	$19,255

Interest expense	$3,902	$4,443	$8,504
Capitalized interest	-	251	250
Rental expense factor	37	-	-
Fixed charges	$3,939	$4,694	$8,754

Ratio of earnings to fixed charges	- (c)	5.0x	2.2x

(a)

Income (loss) represents McMoRan's continuing oil and gas operations.

(b)

McMoRan's rental expense has historically related primarily to its discontinued sulphur operations.

(c)

We sustained a pro forma net loss from continuing operations of $15.5 million in the six months ended June 30, 2003.  These losses were inadequate to cover our pro forma fixed charges of $3.9 million.